EXHIBIT 99.13
23 September 2008,
Total unveils its new Foundation
Total has decided to group all of its sponsorship initiatives together within a broader foundation:
-	the environment, with the emphasis on biodiversity and the sea

-	culture and heritage

-	community support in the areas of healthcare and education
becoming in the process the first foundation in France to have a budgetary allocation of €10 million.
It was in 1992, just after the Río Earth Summit, that Total decided to set up a foundation dedicated to the environment. Over the years, sponsorship initiatives evolved within the Group, and its undertakings increased. Gradually, it became clear that these initiatives were going to have to be grouped together.
Grouping these sponsorship initiatives together within this new Foundation will result in the Group’s various undertakings being more coherently structured. Synergies will emerge from them, they will be more readily understood and have more far-reaching effects.
The projects in which the Foundation is involved are many and varied: support for the creation of an Islamic art department at the Louvre, after-school support for young people living in disadvantaged urban areas, AIDS prevention initiatives for Moroccan lorry drivers, etc... but all of them communicate the values and vision shared by the directors and staff of a responsible company. In addition to providing financial support, it also strives to create enduring relationships between different cultures, between experts and the societies in which they live, between the company and its stakeholders, etc.
For the Total Foundation, it’s obvious that we have to learn how to better interact with our environment. “Protect and preserve”, “discuss and share”, “research and innovate” — these will be the main lines along which it will be developing initiatives.

Total press contact	Total Foundation press contact
Sandra Dante	Claudine Colin / Claudine Colin Communication
Tel.: + 33 (0)1 47 44 46 07	Tel.: + 33 (0) 1 42 72 60 01
sandra.dante@total.com	ccc@claudinecolin.com